KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

File No. 82-188
Sep 27, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission pursuant to the aforementioned rule:

1. Announcement Regarding Secondary Offering of Shares in Overseas Markets

2. Announcement Regarding Determination of Offering Price of Shares and Other Terms

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By O. Harano
Name: Osamu Harano
Title: Group Leader
Finance Group

10/7

September 27, 2004

To whom it may concern,

Kirin Brewery Company, Limited

Announcement Regarding Secondary Offering of Shares in Overseas Markets

Kirin Brewery Company, Limited (the "Company,") hereby announces that the Board of Directors resolved the followings at its meeting held on September 27, 2004 in connection with secondary sales of its shares of common stock (the "Shares") held by one of its shareholders to be made by such shareholder in overseas markets:

Particulars:

1. Number of Shares to Be Offered	7,341,000 Shares (planned) It is the maximum number of Shares to be offered. The number of Shares to be sold will be determined on the Price Determination Date, taking into consideration such factors as demand for the Shares and other factors.
2. Offering Price	To be determined on September 27, 2004 (the "Price Determination Date"), taking into account the market price of the Shares, demand for the Shares, and other factors.
3. Aggregate Amount of Offering Price	Not fixed yet
4. Selling Shareholder and Number of Shares to be Offered	Mizuho Corporate Bank, Ltd. 7,341,000 shares (planned) It is the maximum number of Shares to be offered. The number of Shares to be sold will be determined on the Price Determination Date, taking into consideration such factors as demand for the Shares and other factors.

Note: This document has been prepared as a press release to announce to the public the matters relating to the secondary offering of the shares of the Company, and not for the purpose of inducing any investment. Further, the shares of the Company to be offered in the secondary offering have not been registered under the U.S. Securities Act of 1933. Hence other than in cases where the shares have been registered under the U.S. Securities Act of 1933 or are exempt from the registration requirements, no shares of common stock of the Company may be offered or sold within the United States.

5. Method for Secondary Offering	Mizuho Securities Co., Ltd. and Mitsubishi Securities Co., Ltd. (collectively, the "Underwriters") will subscribe all of the Shares, of which number is determined in accordance with 1 above from the aforementioned selling shareholder and will sell them, through their overseas subsidiaries, in overseas (mostly European, and excluding the U.S.) markets. In addition, the Underwriters may solicit purchase of the Shares to less than 50 prospective investors in Japan with respect to a part of the aforementioned number of Shares to be sold.
6. Subscription Period	September 27, 2004 (Japan Time) (planned)
7. Delivery Date	October 1, 2004 (planned)
8. Stabilizing Transactions	No stabilizing transactions will be implemented.

9. The determination of number of Shares to be offered, offering price and any other matters necessary for the secondary offering shall be entrusted to the CEO of the Company.

10. Submission of Securities Report	With respect to the anticipated transactions described in items 1 through 9 above, an Extraordinary Securities Report was submitted on September 27, 2004 in accordance with the Securities and Exchange Law of Japan.

September 27, 2004

To whom it may concern,

Kirin Brewery Company, Limited

Announcement Regarding Determination of Offering Price of Shares and Other Terms

We hereby announce that we have determined the offering price and other transaction details, which had not been fixed at the time of our announcement on September 27, 2004 regarding the secondary sale in overseas markets of the common shares of Kirin Brewery Company, Limited (the "Shares"), as follows:

Particulars:

1. Number of Shares to Be Offered	7,341,000 Shares	
2. Offering Price	¥928per share	
3. Aggregate Amount of Offering Price	¥6,812,448,000	
4. Selling Shareholder and Number of Shares to be Offered	Mizuho Corporate Bank, Ltd.	7,341,000 Shares
5. Subscription Period	September 27, 2004 (Japan Time)	
6. Delivery Date	October 1, 2004	

Note:

Calculation of Offering Price

Base Date and Price for Calculation: September 27, 2004 ¥938

Discount Rate: 1.07%